UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s Earnings Release for the six-month period ended on June 30, 2003

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, 6th Floor, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer

Date: August 27, 2003

FOR IMMEDIATE RELEASE

SQM REPORTS EARNINGS FOR THE FIRST HALF OF 2003

Highlights

•	Earnings per ADR increased 30.4% from US$ 0.35 for the second quarter 2002, to US$0.46 for the second quarter 2003.

•	Earnings per ADR increased 21.5% from US$0.71 for the first half 2002, to US$0.87 for the first half 2003.

•	During the last two years, operating income and net income of every quarter has been higher than the respective period of previous years.

Santiago, Chile, August 27, 2003.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the second quarter of 2003, which reached US$ 12.0 million (US$ 0.46 per ADR), 30.4% higher than the US$ 9.2 million recorded during the same period of the previous year. Operating income for the second quarter reached US$ 21.8 million, higher than the US$ 19.2 million reported for the same period during 2002. Revenues totalized US$ 173.5 million, higher than the US$ 137.6 million recorded for the same period of 2002.

Earnings for the first half of 2003 reached US$ 22.8 million (US$ 0.87 per ADR), 21.5% higher than the US$ 18.8 million reported for the first half of the previous year. Operating income for the first half of 2003 was US$ 40.6 million (12.5% of revenues), higher than the US$36.0 million (14.1% of revenues) of the first half of the previous year. Revenues obtained during the first half of 2003 reached US$325.0 million, approximately 27.4% higher than the US$255.0 million reported for the same period of the previous year.

SQM’s Chief Executive Officer, Patricio Contesse, stated “The significant increase in sales volumes observed during the first half of 2003 in specialty fertilizers, iodine and lithium, confirms our view that the markets in which SQM is the worldwide leader are markets that are continuously growing”. He added, “This strong competitive position confirms our development strategy based on low production costs, integrated distribution network and a high market share”.

The analysis of the different business areas is the following:

1.-	Specialty Fertilizers

During the second quarter of 2003 revenues reached US$ 92.4 million, higher than the US$70.8 million recorded for the second quarter of 2002.

Revenues for specialty fertilizers for the first half of 2003 reached US$ 173.6 million, higher than the US$_129.9 million of the same period of the previous year.

		6-month ended June, 2003	6-month ended June, 2002	Δ 1H 03/1H 02

Sodium nitrate	Th. Ton	38,4	36,4	2,0	5%
Potassium nitrate and sodium potassium nitrate	Th. Ton	372,1	286,1	86,1	30%
Blended and other specialty fertilizers(*)	Th. Ton	142,1	111,3	30,8	28%

Potassium sulfate	Th. Ton	72,8	57,5	15,3	27%

Revenues Specialty Fertilizers	MUS$	173,6	129,9	43,7	34%

(*) Includes Blended Fertilizers, Norsk Hydro Specialty Fertilizers and Other Specialty Fertilizers. Norsk Hydro Specialty Fertilizers sales for the first half of 2003 reached approximately US$7 million.

Higher revenues obtained during the first half are mainly explained by:

•
Sales of 25,000 metric tons of potassium nitrate to China during the first quarter. Sales of 25,000 metric tons of potassium sulfate to China during the second quarter. During 2002 sales to China were mainly carried out during the second half of the year.

•
Increase in sales volumes of potassium nitrate and sodium potassium nitrate to the Latin American markets, especially Brazil. Although sales to Brazil increased during first half this year relative to the first half of last year, second quarter sales were lower than second quarter 2002 sales due to a transfer of shipments from the second to the first quarter of 2003.

•	Increase in potassium nitrate sales due to the volumes contemplated in the supply agreement with PCS Yumbes SCM(1), pursuant to which SQM distributes approximately 96,000 metric tons per year.

•	Increase in sales volumes of soluble potassium nitrate to the European markets due to the continuous growth of demand

•	Increase in specialty mix sales, due to the consolidation in 2003 of the subsidiary Olmeca in Mexico, Mineag in South Africa, and the acquisition of Norsk Hydro(2) Chile operations.

Specialty fertilizers gross margin(3) for the first half of 2003 was approximately US$ 2.8 million higher than the margin of the same period of the previous year. Gross margin for the second quarter 2003 was slightly lower relative to the second quarter of 2002.

The increase in overall gross margin is mainly explained by the increase in sales volumes and a slight increase in sales prices mainly benefited by the appreciation of the Euro against the US dollar.

Outlook. Considering the variations in the world supply for potassium nitrate, together with the projected demand growth for 2003, which on average should be around 5%, and the consolidation of the positive effects of the commercial agreements with Norsk Hydro ASA and PCS Chile, SQM estimates that its sales volumes of potassium nitrate and sodium potassium nitrate should increase around 20% compared to last year. Additionally, prices are expected to be slightly higher.

As for potassium sulfate, sales volumes are expected to be similar to the sales recorded during the first half and lower than SQM’s original expectations. The expected lower sales are the result of the maintenance that the potassium sulfate facility underwent during June and July of this year, affecting total production levels and full year production costs, with the corresponding negative effects in gross margin.

2.-	Industrial Chemicals

During the second quarter of 2003 revenues reached US$ 17.5 million, lower than the US$ 19.0 million recorded for the second quarter of 2002.

Revenues for industrial chemicals for the first half of 2003 reached US$ 39.0 million, higher than the US$ 33.8 million of the same period of the previous year.

		6-month ended June, 2003	6-month ended June, 2002	Δ 1H 03/1H 02

Industrial Nitrates	Th. Ton	100,4	87,0	13,4	15%
Sodium sulfate	Th. Ton	37,9	32,0	6,0	19%
Boric acid	Th. Ton	5,9	5,7	0,2	4%

Revenues Industrial Chemicals	MUS$	39,0	33,8	5,2	15%

Higher revenues obtained during the period are mainly explained by an increase in industrial nitrates sales volumes:

•	Increases in sodium nitrate sales in each of SQM’s main markets. The most notable increase was the shipment of 9,000 metric tons of sodium nitrate to China during the first half of 2003.
•	With respect to potassium nitrate, the Company has increased its market share in the North American market.

Industrial chemicals gross margin for the first half of 2003 was approximately US$ 1.4 million higher than the gross margin of the same period of the previous year, which is mainly explained by the higher sales volumes.

Outlook. As anticipated and as already observed during the first half, industrial nitrates sales volumes for the year 2003 should be higher than those recorded for the year 2002. Second half 2003 margins and sales volumes should be similar to those of the first half.

Sodium sulfate second half 2003 sales volumes should be lower than sales volumes recorded during the first half 2003 and second half 2002.

Boric acid second half 2003 sales volumes and margins should be similar to those of the second half of 2002.

3.-	Iodine and iodine derivatives

During the second quarter of 2003 revenues reached US$ 21.7 million, higher than the US$ 19.6 million recorded for the second quarter of 2002.

Revenues for iodine and iodine derivatives for the first half of 2003 reached US$ 43.8 million, higher than the US$_40.6 million of the same period of the previous year.

		6-month ended June, 2003	6-month ended June, 2002	Δ 1H 03/1H 02

Iodine and derivatives	Th. Ton	3,4	3,0	0,4	13%

Revenues Iodine and derivatives	MUS$	43,8	40,6	3,2	8%

Higher revenues obtained during the period are mainly explained by:

•	Increase in iodine sales to the x-ray contrast media market, which has experienced growth rates of 6 - 7% during the past year.

•	Increase in iodine sales to the sanitation market, which has experienced growth rates of 3 - 5% during the past year.

•	Higher sales to the Chinese markets, which in the last twelve months have increased in average at 8%.

Average sales prices for the first half of 2003 fell by approximately US$ 0.6 per kilogram compared to the previous year, though prices for the second quarter 2003 experienced a slight growth of US$ 0.1 per kilogram relative to the first quarter, reinforcing the industry view that the market is steadily stabilizing.

Iodine and iodine derivatives gross margin for the first half of 2003 was approximately US$ 3.3 million higher than the gross margin of the previous year. Higher sales volumes and lower production costs for the period allowed to effectively offset and overcome the effect of lower sales prices.

Outlook. The Company expects that prices for the second half of 2003 should be higher than prices observed during the first half 2003 and second half 2002. Sales volumes for the second half should remain at similar levels compared to second half 2002. Continuing with the positive trend, full year production costs should be significantly lower than costs of 2002.

4.-	Lithium and lithium derivatives

During the second quarter of 2003 revenues reached US$ 13.5 million, higher than the US$ 8.6 million recorded for the second quarter of 2002.

Revenues for lithium and lithium derivatives for the first half of 2003 reached US$ 23.6 million, higher than the US$_17.0 million of the same period of the previous year.

		6-month ended June, 2003	6-month ended June, 2002	Δ 1H 03/1H 02

Lithium carbonate and derivatives	Th. Ton	12,9	10,2	2,7	27%

Revenues Lithium and derivatives	MUS$	23,6	17,0	6,6	39%

The increase in revenues observed during the first half is mainly related to:

•	Higher sales of lithium hydroxide due to the acquisition of a lithium hydroxide stockpile in the USA at the end of last year.

•	Higher sales of lithium carbonate to China as the Company is recovering some market lost in 2002 while demand keeps growing.

•
Higher sales of lithium carbonate in other Asia-Pacific markets, especially in Japan, as SQM continues to penetrate the rechargeable lithium battery markets, which has grown in the past year at roughly 30%

Sales prices for the first half of 2003 were slightly higher than the sales prices of the previous year.

Lithium and lithium derivatives gross margin for the first half of 2003 was approximately US$1.5 million higher than the gross margin of the previous year, due mainly to the increase in sales volumes.

Outlook. Second half sales volumes should be significantly higher than sales volumes for the second half of last year and prices should remain relatively stable.

5.-	Potassium Chloride

During the second quarter of 2003 revenues reached US$ 11.2 million, higher than the US$ 10.0 million recorded for the second quarter of 2002.

Revenues for potassium chloride for the first half of 2003 reached US$ 15.3 million, lower than the US$ 16.4 million of the same period of the previous year.

		6-month ended June, 2003	6-month ended June, 2002	Δ 1H 03/1H 02

Potassium Chloride	Th. Ton	103,5	120,2	-16,7	-14%

Revenues Potassium Chloride	MUS$	15,3	16,4	-1,1	-7%

The lower sales are directly related to the increase in potassium chloride consumption as a raw material for the production of potassium nitrate.

Potassium chloride gross margin for the first half of 2003 was approximately US$ 1.8 million lower than the gross margin of the same period of the previous year due mainly to the lower sales volumes.

Outlook. Potassium chloride sales volumes for the year 2003 should be slightly lower than those observed for the year 2002 and second half sales volumes should be similar to those of the same period of the previous year. Full year prices should be slightly higher than in 2002.

Selling and Administrative Expenses

Selling and Administrative Expenses reached US$ 24.0 million (7.4% of revenues) during the first half 2003 compared to the US$ 21.2 million (8.3% of revenues) recorded during the first half 2002.

Although there is an increase in the total SG&A compared to the first half 2002, the ratio between SG&A and revenues decreased. SQM South Africa, Fertilizantes Olmeca in Mexico and Norsk Hydro Chile were consolidated during the first half of 2003. As a result, the additional SG&A related to these three companies for this period is approximately US$ 2.3 million.

Operational Outlook for the year 2003

Continuing with the positive trends observed in the last two years, in which the operating income has been higher than that of the previous year, SQM expects 2003 operating income to be higher than last year’s. Second half operating income should be similar to that of the second half 2002.

Non-operating income for the first half 2003 shows a US$ 9.3 million loss which compares to a US$ 12.3 million loss for the same period of the previous year. The main variations in the non-operating income were the following:

•
Net financial expenses(4) decreased from US$(13.0) million in the first half of 2002 to US$(9.8) million in the first half 2003. SQM’s consolidation strategy based on a moderate capital expenditure program and focused on increasing the cash flow, has allowed the Company to reduce its net financial debt(5) by approximately US$ 48.8 million in the last twelve months. The latter, along with lower interest rates, has translated in a significant reduction in financial expenses.

•	The income derived from the investments in related companies increased from US$2.6 million in the first half of 2002 to US$3.7 million in this half.

•	During the first half of 2003 the Company recorded a positive exchange difference deriving from the appreciation of the Euro against the US dollar.

•	The above was partially offset by an increase in non-operating costs.

Others

•	The relative increase observed in income tax is mainly due to the increase in deferred tax provisions.

•
SQM reported today that during the Board Session carried out on August 26, 2003, the members of the Board agreed to authorize SQM to subscribe an “Option Contract” with Potash Corporation of Saskatchewan Inc. (PCS) that grants SQM the right to purchase all of the shares of the Chilean company PCS Yumbes S.C.M., not later than December 31, 2004.

PCS Yumbes S.C.M. main assets are located in the Taltal County, Second Region, and produce potassium nitrate and iodine.

The price of the option is US$1,700,000, and must be exercised prior to January 13, 2004. This amount shall form part of the US$35,000,000 mentioned in the following paragraph or, in the event SQM does not exercise the option, shall be paid by SQM to PCS.

The final price for the purchase of the total shares of PCS Yumbes S.C.M. will be US$35,000,000, which might be subject to certain adjustments on the date of subscription of the Purchase Agreement of PCS Yumbes S.C.M. The Purchase Agreement shall include all of the assets, mining concessions, water rights and other assets of PCS Yumbes S.C.M. and shall exclude its total liabilities and contractual obligations.

Additionally, the members of the Board agreed to appoint Optimiza Asesores Consultores de Empresas Limitada and Mr. Carlos Antonio Díaz Vergara –Dean of the School of Economic Sciences of the Universidad de los Andes– as Independent Evaluators to perform its duties evaluating the conditions of the Agreements in accordance with the Chilean legal framework.

Notes:

(1) PCS Yumbes S.C.M. is a potassium nitrate producer, subsidiary of Potash Corporation of Saskatchewan, Inc. (PCS). PCS is a Canadian company, which owns 37.5% of SQM’s series A shares and during the last general shareholders meeting, elected three out of eight SQM’s directors.

On November 12, 2002, SQM signed a contract with PCS Yumbes S.C.M. pursuant to which SQM agreed to buy from PCS Yumbes S.C.M. 8,000 metric tones per month of potassium nitrate for a period of 14 months. Currently, SQM supplies PCS Yumbes S.C.M. potassium chloride, a raw material in the production of potassium nitrate.

(2) Norsk Hydro ASA, a Norwegian company, participates indirectly on Sociedad de Inversiones Pampa Calichera, which is in turn owner of 37.5% of Series A shares of SQM. During the last general shareholders meeting, Norsk Hydro elected one out of eight SQM’s directors.

(3) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(4) Net financial expenses correspond to total financial expenses net of financial income during the period.

(5) Net financial debt corresponds to interest bearing debt less cash and cash equivalents at the end of each period.

SQM is an integrated producer and distributor of specialty fertilizers, industrial chemicals and iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty fertilizers, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products: 41% world lithium market, 29% world iodine market and 48% world potassium nitrate market.
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty fertilizers.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position.

For further information contact: Patricio Vargas, 56-2-4252274 / 56-2-4252485 / pvargas@sqm.cl

Statements in this release concerning the Company’s business outlook or future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under the Federal Securities Laws. Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Balance Sheet

(US$ Millions)	As of June 30,
	2003	2002

Current Assets	500,3	514,8
Cash and cash equivalents (1)	78,3	105,2
Account receivables (2)	154,6	142,3
Inventories	228,5	226,5
Others	38,9	40,8

Fixed Assets	683,7	688,5

Other Assets	152,5	161,7
Investment in related companies (3)	89,1	91,0
Others	63,5	70,6

Total Assets	1.336,6	1.364,9

Current Liabilities	119,0	196,4
Short-term interest bearing debt	37,3	128,9
Others	81,7	67,5

Long-Term Liabilities	340,2	314,2
Long-term interest bearing debt	308,0	292,0
Others	32,2	22,2

Minority Interest	23,2	22,3

Shareholders' Equity	854,2	832,0

Total Liabilities	1.336,6	1.364,9

Current Ratio (4)	4,2	2,6
Debt / Total capitalization (5)	28,2%	33,0%
(1) Cash + time deposits + marketable securities
(2) Account receivables + account receivables from related co.
(3) Investment in related companies net of goodwill and neg. goodwil
(4) Current assets / current liabilities
(5) Interest bearing debt/ (Interest bearing debt + Equity+ Minority Int.)

Income Statement
(US$ Millions)			For the 3-month period
	II Quarter		ended March 31,
	2003	2002	2003	2002

Revenues	173,5	137,6	325,0	255,0

Specialty Fertilizers	92,4	70,8	173,6	129,9
Potassium nitrate and blended Fertilizers (1)	82,2	65,1	157,2	117,5
Potassium Sulfate	10,2	5,7	16,4	12,4
Industrial Chemicals	17,5	19,0	39,0	33,8
Industrial Nitrates	14,2	15,2	31,5	26,6
Sodium Sulfate	1,8	2,5	4,6	4,5
Boric Acid	1,5	1,3	2,9	2,7
Iodine and iodine derivatives	21,7	19,6	43,8	40,6
Lithium and lithium derivatives	13,5	8,6	23,6	17,0
Other Income	28,4	19,7	45,0	33,7
Potassium Chloride (Potash)	11,2	10,0	15,3	16,4
Others	17,1	9,7	29,7	17,3

Cost of Goods Sold	(123,3)	(91,1)	(230,3)	(166,7)
Depreciation	(15,4)	(15,4)	(30,1)	(31,1)

Gross Margin	34,8	31,0	64,6	57,2

Selling and Administrative Expenses	(13,0)	(11,9)	(24,0)	(21,2)

Operating Income	21,8	19,2	40,6	36,0

Non-Operating Income	(5,6)	(7,2)	(9,3)	(12,3)
Financial Income	0,8	0,9	1,4	2,4
Financial Expenses	(6,0)	(8,1)	(12,6)	(16,4)
Capitalized Interest (2)	0,6	0,5	1,4	1,0
Income Investment in Related Companies (3)	1,4	1,2	3,7	2,6
Others	(2,4)	(1,8)	(3,3)	(1,9)

Income Before Taxes	16,2	12,0	31,3	23,7
Income Tax	(3,9)	(2,5)	(7,8)	(4,3)
Other Items	(0,3)	(0,2)	(0,7)	(0,6)

Net Income	12,0	9,2	22,8	18,8
Net Income per ADR (US$)	0,46	0,35	0,87	0,71

EBITDA (4)	37,2	34,6	70,7	67,1
(1) Includes Blended Fertilizers, Norsk Hydro Specialty Fertilizers and Other Specialty Fertilizers
(2) Capitalized Interests in fixed assets
(3) Income inv. related companies - loss inv. related companies
(4)  EBITDA is defined by the Company as Operating Result plus Depreciation. This indicator must be considered solely as a reference and does not intend to represent a universal way to value different companies, varying according to the criteria employed by each company.
EBITDA is a non-GAAP financial measure derived from the sum of two audited GAAP figures:
EBITDA = Operating income + Depreciation
US$70.658.573 = US$40.593.862 + US$30.064.711